DocProperty KISClient \* charformat GIGAMEDIA LIMITED DOCPROPERTY KISClient_con \* MERGEFORMAT AND ITS SUBSIDIARIES

(Registration Number: 199905474H)

ANNUAL REPORT

YEAR ENDED 31 DECEMBER 2022

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

C O N T E N T S

PAGE
Directors’ statement	1 - 4
Independent auditor’s report	5 - 8
Statements of financial position	9
Consolidated statement of profit or loss	10
Consolidated statement of comprehensive income	11
Consolidated statement of changes in equity	12 - 13
Consolidated statement of cash flows	14
Notes to the consolidated financial statements	15 - 56

GRPA-SM/3017458-4114602/FS/LBT/BT/FA

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2022

Directors’ statement

We are pleased to submit this annual report to the members of the Company together with the audited financial statements for the financial year ended 31 December 2022.

In our opinion:

(a) the financial statements set out on pages 9 to 56 are drawn up so as to give a true and fair view of the financial position of the Group and of the Company as at 31 December 2022 and the financial performance, changes in equity and cash flows of the Group for the year ended on that date in accordance with the provisions of the Singapore Companies Act 1967 (the “Act”) and Singapore Financial Reporting Standards; and

(b) at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

Directors

The directors in office at the date of this statement are as follows:

Huang, James Cheng-Ming
Hong, Chin Fock (Damian)
Huang, John Ping Chang
Huang, Billy Bing-Yuan
Liu, Nick Chia-En
Tung, Casey Kuo Chong

Directors' interests

According to the register kept by the Company for the purposes of Section 164 of the Act, particulars of interests of directors who held office at the end of the financial year (including those held by their spouses and infant children) in shares, debentures, warrants and share options in the Company and in related corporations (other than wholly-owned subsidiaries) are as follows:

Name of director and corporation in which interests are held	Holdings at beginning of the financial year	Holdings at end of the financial year

The Company
Huang, James Cheng-Ming
- ordinary shares	1,073,566	1,073,566
- options to subscribe for ordinary shares	4,000	4,000

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2022

Name of director and corporation in which interests are held	Holdings at beginning of the financial year	Holdings at end of the financial year

Huang, Billy Bing-Yuan
- options to subscribe for ordinary shares	4,000	4,000

Tung, Casey Kuo Chong
- options to subscribe for ordinary shares	4,000	–

Hong, Chin Fock (Damian)
- options to subscribe for ordinary shares	4,000	4,000

Except as disclosed in this statement, no director who held office at the end of the financial year had interests in shares, debentures, warrants or share options of the Company or of related corporations either at the beginning of the financial year or at the end of the financial year.

Except as disclosed under the “Share options” section of this statement, neither at the end of, nor at any time during the financial year, was the Company a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Share options

2004 Employee Share Option Plan

At the June 2004 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to 1.4 million common shares of our Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of our Company are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2004 Plan is 10 years. The 2004 Plan has lapsed in June 2014.

2006 Equity Incentive Plan

At the June 2006 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2006 Equity Incentive Plan (the “2006 Plan”) under which up to 200 thousand common shares of our Company have been reserved for issuance. The 2006 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2006 Plan. The maximum contractual term for the options under the 2006 Plan is 10 years. The 2006 Plan has lapsed in June 2016.

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2022

2007 Equity Incentive Plan

At the June 2007 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to 400 thousand ordinary shares of the Company have been reserved for issuance. The 2007 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan. The maximum contractual term for the options under the 2007 Plan is 10 years. There were 4,000 shares granted in May 2017. The 2007 Plan has lapsed in June 2017.

Summarised below are the general terms of its share-based compensation plans as of 31 December 2022.

Date granted	Balance at beginning of year	Granted during the year	Expired/ forfeited during the year	Balance at end of year	Options’ exercise price	Exercise period
	’000	’000	’000	’000	US$

05.01.2012	4	–	(4)	–	$4.05	05.01.2012 - 05.01.2022
28.10.2013	4	–	–	4	$5.05	28.10.2013 - 28.10.2023
28.03.2014	25	–	–	25	$7.15	28.03.2014 - 28.03.2024
05.05.2017	4	–	–	4	$2.90	05.05.2017 - 05.05.2027
	37	–	(12)	33

All options are expected to be settled by issuing new shares.

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2022

Auditors

The auditors, Deloitte & Touche LLP, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors

/s/ HUANG, JAMES CHENG-MING

─────────────────────

HUANG, JAMES CHENG-MING

Director

/s/ HUANG, JOHN PING CHANG

─────────────────────

HUANG, JOHN PING CHANG

Director

28 April 2023

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF

GIGAMEDIA LIMITED

Report on the audit of the financial statements

Opinion

We have audited the financial statements of GigaMedia Limited (the “Company”) and its subsidiaries
(the “Group”), which comprise the consolidated statement of financial position of the Group and the statement of financial position of the Company as at 31 December 2022, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows of the Group for the year then ended, and the notes to the financial statements, including a summary of significant accounting policies, as set out on pages 9 to 56.

In our opinion, the accompanying consolidated financial statements of the Group and the statement of financial position of the Company are properly drawn up in accordance with the provisions of the Singapore Companies Act 1967 (the “Act”) and Financial Reporting Standards in Singapore (“FRSs”) so as to give a true and fair view of the consolidated financial position of the Group and the financial position of the Company as at 31 December 2022, and of the consolidated financial performance, consolidated changes in equity and consolidated cash flows of the Group for the year ended on that date.

Basis for opinion

We conducted our audit in accordance with Singapore Standards on Auditing (“SSAs”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Group in accordance with the Accounting and Corporate Regulatory Authority Code of Professional Conduct and Ethics for Public Accountants and Accounting Entities (“ACRA Code”) together with the ethical requirements that are relevant to our audit of the financial statements in Singapore, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ACRA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF

GIGAMEDIA LIMITED

Fair valuation of financial assets at FVTPL

The Company holds financial assets at FVTPL amounted to $10,321,000. The fair value of the investments is based on complex valuation methods with unobservable inputs, therefore, classified as Level 3.

Unlike the valuation of assets with readily observable market prices, therefore, more easily independently corroborated, the valuation of the financial assets at FVTPL classified as Level 3 is inherently subjective, and often involves the use of complex proprietary methods and unobservable inputs.

We identified the valuation of the financial assets at FVTPL as a key audit matter because of the complex valuation methods and unobservable inputs such as the discount rate of lack of marketability and volatility management uses to estimate the fair value. This requires a high degree of auditor’s professional judgment and an increased extent of effort, including the involvement of our fair value specialists, when evaluating the methods and related inputs.

The financial assets at FVTPL is disclosed in Note 8 to the financial statements.

Our audit performed and responses thereon

Our audit procedures focussed on evaluating and challenging the key assumptions used in the valuation of the financial assets at FVTPL.

Our procedures included:

•
We obtained an understanding and evaluated the design and implementation of controls over management’s valuation of the financial assets at FVTPL, including controls over the Company’s valuation methods and significant unobservable inputs.

•
With the assistance of our fair value specialists, (1) we evaluated the appropriateness of the valuation methodologies and techniques used in determining the fair value of the financial assets at FVTPL; (2) we tested the underlying data used in the methods calculations and the mathematical accuracy of the calculation; (3) we evaluated the appropriateness of the judgements and estimates of the key inputs used in determining the fair value of the financial assets at FVTPL including but not limited to the discount rate, discount for lack of marketability and volatility.

Other information

Management is responsible for the other information. The other information comprises the directors’ statement.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed on the other information that we obtained prior to the date of this auditors’ report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF

GIGAMEDIA LIMITED

Responsibilities of management and directors for the financial statements

Management is responsible for the preparation of financial statements that give a true and fair view in accordance with the provisions of the Act and FRSs, and for devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair financial statements and to maintain accountability of assets.

In preparing the financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The directors’ responsibilities include overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with SSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF

GIGAMEDIA LIMITED

•
Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

In our opinion, the accounting and other records required by the Act to be kept by the Company have been properly kept in accordance with the provisions of the Act.

The engagement partner on the audit resulting in this independent auditor’s report is Lee Boon Teck.

/s/ Deloitte & Touche LLP

Public Accountants and

Chartered Accountants

Singapore

28 April 2023

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2022

Statements of financial position As at 31 December 2022
		Group		Company
	Note	2022	2021	2022	2021
		US$’000	US$’000	US$’000	US$’000
Assets
Property, plant and equipment	4	103	88	–	–
Right-of-use assets	5	1,306	1,971	–	–
Intangible assets	6	19	12	–	–
Subsidiaries	7	–	–	46,599	48,274
Other investment	8	2,371	10,322	2,371	10,322
Other assets (non-current)	9	334	508	–	213
Non-current assets		4,133	12,901	48,970	58,809

Other investment (current)	8	7,950	–	7,950	–
Trade and other receivables	10	396	821	1,493	1,754
Other assets (current)	9	550	35	373	–
Cash and cash equivalents	11	39,107	41,761	298	785
Current assets		48,003	42,617	10,114	2,539
Total assets		52,136	55,518	59,084	61,348

Equity attributable to owners of the Company
Share capital	12	213,238	213,238	213,238	213,238
Reserves	13	(6,863)	(6,641)	(271)	3,978
Accumulated losses		(158,007)	(155,983)	(164,599)	(166,602)
Total equity		48,368	50,614	48,368	50,614

Liabilities
Lease liabilities	15	893	1,450	–	–
Non-current liabilities		893	1,450	–	–

Trade and other payables	16	1,380	1,799	10,716	10,734
Contract liabilities	17	1,055	1,118	–	–
Lease liabilities	15	440	537	–	–
Current liabilities		2,875	3,454	10,716	10,734
Total liabilities		3,768	4,904	10,716	10,734
Total equity and liabilities		52,136	55,518	59,084	61,348

See accompanying notes to financial statements.

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2022

Consolidated statement of profit or loss Year ended 31 December 2022
	Note	2022	2021
		US$’000	US$’000

Revenue	18	5,585	5,492
Cost of sales		(2,335)	(2,584)
Gross profit		3,250	2,908

Other income		211	562

Product development and engineering expenses		(1,110)	(1,449)
Selling and marketing expenses		(1,644)	(1,729)
General and administrative expenses		(3,490)	(3,671)
Other operating expenses	19	(2)	(7)
Results from operating activities		(2,785)	(3,386)

Finance income		718	252
Finance expenses		(24)	(27)
Net finance income	20	694	225

Loss before tax		(2,091)	(3,161)
Income tax	21	–	–
Loss for the year	22	(2,091)	(3,161)

See accompanying notes to financial statements.

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2022

Consolidated statement of comprehensive income Year ended 31 December 2022
	2022	2021
	US$’000	US$’000

Loss for the year	(2,091)	(3,161)

Other comprehensive (loss) income:
Item that will not be reclassified to profit or loss:
Defined benefit plan remeasurements	67	49

Item that may be reclassified subsequently to profit or loss:
Foreign currency translation differences – foreign operations	(222)	(133)

Other comprehensive loss for the year, net of tax	(155)	(84)
Total comprehensive loss for the year	(2,246)	(3,245)

See accompanying notes to financial statements.

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2022

Consolidated statement of changes in equity Year ended 31 December 2022

	Attributable to owners of the Company
	Share capital	Share option reserve	Statutory reserve	Accumulated losses	Foreign currency translation reserve	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

At 1 January 2021	213,238	12,863	1,516	(152,871)	(20,887)	53,859

Total comprehensive income (loss) for the year
Loss for the year	–	–	–	(3,161)	–	(3,161)

Other comprehensive income
Foreign currency translation	–	–	–	–	(133)	(133)
Defined benefit plan remeasurements	–	–	–	49	–	49
Total other comprehensive income, net of tax	–	–	–	49	(133)	(84)
Total comprehensive income (loss) for the year	–	–	–	(3,112)	(133)	(3,245)

At 31 December 2021	213,238	12,863	1,516	(155,983)	(21,020)	50,614

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2022

Consolidated statement of changes in equity (cont’d) Year ended 31 December 2022

	Attributable to owners of the Company
	Share capital	Share option reserve	Statutory reserve	Accumulated losses	Foreign currency translation reserve	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

At 1 January 2022	213,238	12,863	1,516	(155,983)	(21,020)	50,614

Total comprehensive loss for the year
Loss for the year	–	–	–	(2,091)	–	(2,091)

Other comprehensive income (loss)
Foreign currency translation	–	–	–	–	(222)	(222)
Defined benefit plan remeasurements	–	–	–	67	–	67
Total other comprehensive income, net of tax	–	–	–	67	(222)	(155)
Total comprehensive loss for the year	–	–	–	(2,024)	(222)	(2,246)

At 31 December 2022	213,238	12,863	1,516	(158,007)	(21,242)	48,368

See accompanying notes to financial statements.

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2022

Consolidated statement of cash flows Year ended 31 December 2022
		2022	2021
	Note	US$’000	US$’000
Cash flows from operating activities
Loss before tax		(2,091)	(3,161)
Adjustments for:
Loss allowances for trade receivables		2	7
Amortisation – intangible assets		9	9
Amortisation – lease right-of-use assets		489	415
Depreciation of property, plant and equipment		24	12
Interest expense		24	27
Interest income		(718)	(252)
Fair value gain on financial assets at FVTPL		(1,068)	(261)
Gain on disposal of financial asset at FVTPL		–	(125)
Unrealised foreign exchange loss		1,022	–
loss on disposal of property, plant and equipment		3	–
Operating loss before working capital changes		(2,304)	(3,329)

Changes in:
Trade and other receivables		637	(305)
Other assets		(355)	86
Trade and other payables		(350)	(32)
Contract liabilities		(134)	(115)
Prepaid pension plans		(61)	(20)
Cash used in operating activities, representing
net cash used in operating activities		(2,567)	(3,715)

Cash flows from investing activities
Interest received		558	105
Purchase of property, plant and equipment		(51)	(76)
Purchase of intangible assets		(18)	(17)
Proceeds from disposal of financial asset at FVTPL		–	79
Refundable deposit		–	(3)
Net cash from investing activities		489	88

Cash flows from financing activities
Deposits pledged		(7)	(6)
Repayment of lease liabilities		(490)	(531)
Net cash used in financing activities		(497)	(537)

Net decrease in cash and cash equivalents		(2,575)	(4,164)
Cash and cash equivalents at 1 January		41,455	45,702
Effect of exchange rate fluctuations on cash held in foreign currencies		(86)	(83)
Cash and cash equivalents at 31 December	11	38,794	41,455

See accompanying notes to financial statements.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

1. Corporate information

GigaMedia Limited (the “Company”) is a limited liability company domiciled and incorporated in Singapore. The address of its registered office is at 80 Robinson Road, #02-00, Singapore 068898. Its principal place of business is at 8th Floor, No.22, Ln. 407, Sec. 2, Tiding Blvd., Taipei, Taiwan, 114 Republic of China.

The principal activity of the Company is that of investment holding. The principal activities of the subsidiaries are disclosed in Note 7 to the financial statements.

The Company is listed on the NASDAQ Stock Market in the United States.

The consolidated financial statements of the Group and statement of financial position of the Company for the year ended 31 December 2022 were authorised for issue by the Board of Directors on 28 April 2023.

2. Summary of significant accounting policies

Basis of preparation

The financial statements have been prepared in accordance with the historical cost basis except as disclosed in the accounting polices below, and are drawn up in accordance with the provisions of the Singapore Companies Act and Financial Reporting Standards in Singapore (“FRSs”).

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability which market participants would take into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of FRS 102 Share-based Payment, leasing transactions that are within the scope of FRS 116 Leases, and measurements that have some similarities to fair value but are not fair value, such as net realisable value in FRS 2 Inventories or value in use in FRS 36 Impairment of Assets.

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

▪
Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

▪
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

▪
Level 3 - Unobservable inputs for the asset or liability.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

2. Summary of significant accounting policies (cont’d)

Adoption of new and revised standards

In the current financial year, the Group has adopted all the new and revised FRSs and interpretations of FRS (“INT FRS”) that are relevant to its operations and effective for annual periods beginning on or after 1 January 2022. The adoption of these new/revised FRSs and INT FRSs does not result in changes to the Group’s and Company’s accounting policies in current and prior years.

At the date of authorisation of these financial statements, certain new/revised FRSs, INT FRSs and amendments to FRS were issued but not effective. Management is of the view that these are not expected to have an impact to the Group in the periods of their initial adoption.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities (including structured entities) controlled by the Company and its subsidiaries. Control is achieved when the Company:

•
Has power over the investee;

•
Is exposed, or has rights, to variable returns from its involvement with the investee; and

•
Has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company's voting rights in an investee are sufficient to give it power, including:

•
The size of the Company's holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•
Potential voting rights held by the Company, other vote holders or other parties;

•
Rights arising from other contractual arrangements; and

•
Any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders' meetings.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

2. Summary of significant accounting policies (cont’d)

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group's accounting policies.

Changes in the Group's ownership interests in existing subsidiaries

Changes in the Group's ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group's interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to owners of the Company.

When the Group loses control of a subsidiary, a gain or loss is recognised in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognised in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable FRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under FRS 109, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

In the Company’s financial statements, investments in subsidiaries and associates are carried at cost less any impairment in net recoverable value that has been recognised in profit or loss.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

2. Summary of significant accounting policies (cont’d)

Business Combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration for each acquisition is measured at the aggregate of the acquisition date fair values of assets given, liabilities incurred by the Group to the former owners of the acquiree, and equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognised in profit or loss as incurred.

Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in such fair values are adjusted against the cost of acquisition where they qualify as measurement period adjustments (see below). The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates at fair value, with the corresponding gain or loss being recognised in profit or loss.

Where a business combination is achieved in stages, the Group’s previously held interests in the acquired entity are remeasured to fair value at the acquisition date (i.e. the date the Group attains control) and the resulting gain or loss, if any, is recognised in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognised in other comprehensive income are reclassified to profit or loss, where such treatment would be appropriate if that interest were disposed of.

The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under the FRS are recognised at their fair value at the acquisition date, except that:

•
Deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognised and measured in accordance with FRS 12 Income Taxes and FRS 19 Employee Benefits respectively;

•
Liabilities or equity instruments related to share-based payment transactions of the acquiree or the replacement of an acquiree’s share-based payment awards transactions with share-based payment awards transactions of the acquirer in accordance with the method in FRS 102 Share-based Payment at the acquisition date; and

•
Assets (or disposal groups) that are classified as held for sale in accordance with FRS 105 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

2. Summary of significant accounting policies (cont’d)

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognised amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in another FRS.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see below), or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognised as of that date.

The measurement period is the period from the date of acquisition to the date the Group obtains complete information about facts and circumstances that existed as of the acquisition date – and is subject to a maximum of one year from acquisition date.

If the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquire (if any), the excess is recognised immediately in profit or loss as a bargain purchase gain.

Foreign currency

The individual financial statements of each Group entity are measured and presented in the currency of the primary economic environment in which the entity operates (its functional currency). The Group’s consolidated financial statements are presented in US dollars as the Company is listed on the NASDAQ Stock Market at United States. The Company’s functional currency is New Taiwan dollars.

a) Transactions and balances

Transactions in foreign currencies are measured in the respective functional currencies of the Company and its subsidiaries and are recorded on initial recognition in the functional currencies at exchange rates approximating those prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the closing rate of exchange prevailing at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.
Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at the reporting date are recognised in profit or loss for the period except for exchange differences arising on monetary items that form part of the Group’s net investment in foreign operations, which are recognised initially in other comprehensive income and accumulated under translation reserve in equity. The translation reserve is reclassified from equity to the profit or loss of the Group on disposal of the foreign operation.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

2. Summary of significant accounting policies (cont’d)

b) Group companies

The assets and liabilities of foreign operations are translated into US dollars at the rate of exchange prevailing at the reporting date and income and expenses are translated at the average exchange rates for the year. The exchange differences arising on the translation are taken directly to other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognised in profit or loss.

In the case of a partial disposal without loss of control of a subsidiary that includes a foreign operation, the proportionate share of the cumulative amount of the exchange differences are re-attributed to non-controlling interest and are not recognised in profit or loss. For partial disposals of associates that are foreign operations, the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

Property, plant and equipment

Property, plant and equipment are stated in the consolidated statement of financial position at cost, less subsequent accumulated depreciation and accumulated impairment losses, if any.

Depreciation is charged so as to write off the cost of items of property, plant, and equipment less their residual values over their estimated useful lives, using the straight-line method, on the following bases:

Information and communication equipment - 2 to 5 years

Office furniture and equipment - 3 to 6 years

The residual values, useful life and depreciation method are reviewed at end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

The gain or loss arising on disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amounts of the asset and is recognised in profit or loss.

Intangible assets

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortisation and impairment losses. Amortisation for intangible assets with finite useful lives is recognised on a straight-line basis over their estimated useful lives. The estimated useful life and amortisation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

The following useful life is used in the calculation of amortisation:

Purchased software development costs - 1 to 3 years

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

2. Summary of significant accounting policies (cont’d)

Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset’s recoverable amount.

An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. Where the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows expected to be generated by the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses of continuing operations are recognised in profit or loss in those expense categories consistent with the function of the impaired asset, except for assets that are previously revalued where the revaluation was taken to other comprehensive income. In this case the impairment is also recognised in other comprehensive income up to the amount of any previous revaluation.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised previously. Reversal is recognised in the profit or loss unless the asset is measured at revalued amount, in which case the reversal in excess of impairment loss previously recognised through the profit or loss is treated as a revaluation increase.

Financial instruments

Financial assets and financial liabilities are recognised on the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

2. Summary of significant accounting policies (cont’d)

Classification of financial assets

The company classifies its financial assets in the following measurement categories:

•
Amortised cost; and

•
Fair value through profit or loss (FVTPL).

Financial assets classified as at amortised cost

These mainly comprise cash and cash equivalents and trade and other receivables.

Financial assets that meet the following conditions are subsequently measured at amortised cost:

•
the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

•
the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Amortised cost and effective interest method

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period.

The amortised cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance.

Interest income is recognised using the effective interest method for debt instruments measured subsequently at amortised cost. Interest income is recognised in profit or loss.

Financial asset at FVTPL

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognised in profit or loss.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

2. Summary of significant accounting policies (cont’d)

Impairment of financial assets

The Group recognises a loss allowance for expected credit loss (“ECL”) on financial assets at amortised costs. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

The Group measures the loss allowance based on lifetime ECL when there has been a significant increase in credit risk since initial recognition. If, on the other hand, the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-months ECL (“12m ECL”). The assessment of whether lifetime ECL should be recognised is based on significant increases in the likelihood or risk of a default occurring since initial recognition instead of on evidence of a financial asset being credit-impaired at the reporting date or an actual default occurring.

Significant increase in credit risk

In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the Group compares the risk of a default (more than 90 days past due) occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort. Forward-looking information considered includes the future prospects of the industries in which the Group’s debtors operate.

The Group assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. A financial instrument is determined to have low credit risk if i) the financial instrument has a low risk of default, ii) the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and iii) adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

Derecognition of financial assets

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party.

On derecognition of a financial asset measured at amortised cost, the difference between the asset's carrying amount and the sum of the consideration received and receivable is recognised in profit or loss.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

2. Summary of significant accounting policies (cont’d)

Financial liabilities

Financial liabilities include trade and other payables and interest bearing loans and borrowings.

Initial recognition and measurement

Financial liabilities are recognised on the statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognised initially at fair value plus directly attributable transaction costs.

Subsequent measurement

After initial recognition, financial liabilities are subsequently measured at amortised cost using the effective interest method, with interest expense recognised on an effective yield basis.

Derecognition

The Group derecognises financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) where, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made on the amount of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. Equity instruments are recorded at the proceeds received, net of direct issue costs.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

2. Summary of significant accounting policies (cont’d)

Employee benefits

a) Defined contribution plans

The Group participates in the national pension schemes as defined by the laws of the countries in which it has operations. In particular, the Company makes contributions to the Central Provident Fund (CPF) scheme in Singapore, a defined contribution pension scheme. Contributions to defined contribution pension schemes are recognised as an expense in the period in which the related service is performed.

b) Employee leave entitlement

Employee entitlements to annual leave are recognised as a liability when they accrue to the employees. The estimated liability for leave is recognised for services rendered by employees up to reporting date.

c) Defined benefits plan

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset).

The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Group, the recognised asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Group. An economic benefit is available to the Group if it is realisable during the life of the plan, or on settlement of the plan liabilities.

Remeasurements from defined benefit plans comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest). The Group recognises them immediately in other comprehensive income and all expenses related to defined benefit plans in employee benefits expense in profit or loss.

When the benefits of a plan are changed, or when a plan is curtailed, the portion of the changed benefit related to past service by employees, or the gain or loss on curtailment, is recognised immediately in profit or loss when the plan amendment or curtailment occurs.

The Group recognises gains and losses on the settlement of a defined benefit plan when the settlement occurs. The gain or loss on settlement is the difference between the present value of the defined benefit obligation being settled as determined on the date of settlement and the settlement price, including any plan assets transferred and any payments made directly by the Group in connection with the settlement.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

2. Summary of significant accounting policies (cont’d)

d) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognised as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that meet the related service and non-market performance conditions at vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period that the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the fair value of the liability are recognised as employee benefits expense in profit or loss.

Taxes

a) Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the end of the reporting period, in the countries where the Group operates and generates taxable income.

Current income taxes are recognised in the profit or loss except to the extent that the tax relates to items recognised outside the profit or loss, either in other comprehensive income or directly in equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

2. Summary of significant accounting policies (cont’d)

b) Deferred tax

Deferred income tax is provided using the liability method on temporary differences at the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•
Where the deferred tax arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
In respect of temporary differences associated with investments in subsidiaries and associates, where the timing of the reversal of the temporary differences can be controlled by the Group and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

•
Where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
In respect of deductible temporary differences associated with investments in subsidiaries, deferred income tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be utilised.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

2. Summary of significant accounting policies (cont’d)

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of the reporting period. Except for investment properties measured using the fair value model, the measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax relating to items recognised outside profit or loss is recognised outside profit or loss. Deferred tax items are recognised in correlation to the underlying transaction either in other comprehensive income or directly in equity and deferred tax arising from a business combination is adjusted against goodwill on acquisition.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Leases

As lessee

The Group assesses whether a contract is or contains a lease, at inception of the contract. The Group recognises a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Group recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses the incremental borrowing rate specific to the lessee.

Lease payments included in the measurement of the lease liability comprise:

•
fixed lease payments (including in-substance fixed payments), less any lease incentives;

•
variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;

•
the amount expected to be payable by the lessee under residual value guarantees;

•
the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

•
payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

2. Summary of significant accounting policies (cont’d)

The lease liability is presented as a separate line in the statement of financial position.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

•
the lease term has changed, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; or

•
a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Whenever the Group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under FRS 37. The costs are included in the related right-of-use asset.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets are presented as a separate line in the statement of financial position.

The Group applies FRS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described above.

As a practical expedient, FRS 116 permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Group has not used this practical expedient. For a contracts that contain a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

Revenue recognition

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The Group recognises revenue when it transfers control of a product or service to a customer.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

2. Summary of significant accounting policies (cont’d)

Digital entertainment service revenue

Digital entertainment product and service revenues are generated through the sale of virtual points, prepaid cards and game packs. Virtual points are sold to distributors or end-users who can make the payments through credit cards, internet banking or telecommunication service operators. Physical prepaid cards and game packs are sold through distributors and convenience stores. Proceeds from sales of prepaid cards and game packs, net of sales discounts, and virtual points are deferred when received, and revenue is recognised over time upon the actual usage of the playing time or in-game virtual items by the end-users based on the estimated service period of virtual items determined with reference to expiry period of the sold points in accordance with the Group’s published points expiration policy and the estimated useful life of virtual items.

The Group reports sales of virtual points on a gross basis. In the sales of virtual points, the Group acts as a principal and the Group has latitude in establishing price. Fixed percentage fees retained by convenient stores and service providers for payment processing related to the Group’s digital entertainment services are recognised as cost of digital entertainment revenues.

Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenue and incur expenses, including revenue and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Board of Directors (the chief operating decision maker) to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available.

Segment results that are reported to the Board of Directors include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Company’s headquarters), head office expenses and tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the year to acquire property, plant and equipment and intangible assets.

3. Critical accounting judgements and key sources of estimation uncertainty

In the application of the Group’s accounting policies, which are described in Note 2, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions would be reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

3. Critical accounting judgements and key sources of estimation uncertainty (cont’d)

Critical judgements in applying the Group’s accounting policies

Management is of the opinion that any instances of application of judgement are not expected to have a significant effect on the amounts recognised in the financial statements, except for judgements relating to accounting estimates as discussed below.

Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

a) Recognition of digital entertainment service revenue

Digital entertainment service revenue is earned via the sale of virtual points, prepaid cards and game packs. Proceeds from the sale of virtual points are deferred when received and revenue is recorded over time when the virtual points are consumed based on estimated life of virtual points. Management determines the estimated useful life of the virtual points based on the weighted average number of days of a user’s payment interval, the average turnover rate of the circulation of virtual point in the Group’s online games and the historical period based on the Group’s previously released online games.

The carrying amount of the Group’s contract liabilities and digital entertainment service revenue are disclosed in Notes 17 and 18 to the financial statements.

b) Impairment of right-of-use assets

The Group regularly reviews whether there are any indications of impairment and recognises an impairment loss if the carrying amount of the right-of-use assets is lower than its recoverable amount. The determination of recoverable amount is subject to management’s estimation based on third party independent appraisal.

The carrying amount of the Group’s right-of-use assets is disclosed in Note 5 to the financial statements.

c) Fair value of financial assets at FVTPL

In estimating the fair value of the financial assets at FVTPL, the Group engages third party qualified valuer to perform the valuation. Management works closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model. Key significant observable inputs include discount for lack of marketability and volatility rate as disclosed in Note 24(c) to the financial statements.

The carrying amount of the Group’s financial assets at FVTPL is disclosed in Note 8 to the financial statements.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

4
Property, plant and equipment

	Information and communication equipment	Office furniture and equipment	Total
Group	US$’000	US$’000	US$’000

Cost
At 1 January 2021	9	16	25
Additions	65	11	76
Effect of movements in exchange rates	1	1	2
At 31 December 2021	75	28	103
Additions	51	–	51
Disposals	(3)	–	(3)
Effect of movements in exchange rates	(9)	(3)	(12)
At 31 December 2022	114	25	139

Accumulated depreciation
At 1 January 2021	2	1	3
Depreciation charge to profit or loss	8	4	12
At 31 December 2021	10	5	15
Depreciation charge to profit or loss	20	4	24
Effect of movements in exchange rates	(2)	(1)	(3)
At 31 December 2022	28	8	36

Carrying amounts
At 31 December 2021	65	23	88

At 31 December 2022	86	17	103

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

5
Right-out-use assets

	Office space	Motor vehicles	Office equipment	Total
Group	US$’000	US$’000	US$’000	US$’000

Cost
At 1 January 2021	1,025	47	6	1,078
Removal at the end of the lease	(1025)	(47)	(6)	(1078)
Additions	2,279	85	–	2,364
Effect of movements in exchange rates	25	1	–	26
At 31 December 2021	2,304	86	–	2,390
Effect of movements in exchange rates	(216)	(9)	–	(225)
At 31 December 2022	2,088	77	–	2,165

Accumulated amortisation
At 1 January 2021	469	23	1	493
Removal at the end of the lease	(469)	(23)	(1)	(493)
Amortisation charge to profit or loss	401	14	–	415
Effect of movements in exchange rates	4	–	–	4
At 31 December 2021	405	14	–	419
Amortisation charge to profit or loss	463	26	–	489
Effect of movements in exchange rates	(47)	(2)	–	(49)
At 31 December 2022	821	38	–	859

Accumulated impairment loss
At 1 January 2021	556	24	5	585
Removal at the end of the lease	(556)	(24)	(5)	(585)
At 31 December 2021 and 2022	–	–	–	–

Carrying amounts
At 31 December 2021	1,899	72	–	1,971

At 31 December 2022	1,267	39	–	1,306

The Group leases several assets including office space and motor vehicles. The average lease term is between 1 to 4 years and rentals are generally fixed during the lease term.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

6
Intangible assets

Purchased software development costs
US$’000
Group

Cost
At 1 January 2021	9
Additions	17
At 31 December 2021	26
Additions	18
Disposals	(6)
Effect of movement in exchange rates	(3)
At 31 December 2022	35

Accumulated amortisation
At 1 January 2021	5
Amortisation for the year	9
At 31 December 2021	14
Amortisation for the year	9
Disposals	(6)
Effect of movement in exchange rates	(1)
At 31 December 2022	16

Carrying amounts
At 31 December 2021	12

At 31 December 2022	19

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

7
Subsidiaries

	Company
	2022	2021
	US$’000	US$’000

At 1 January	48,274	51,297
Allowance for impairment loss	(1,651)	(4,505)
Effect of movements in exchange rates	(24)	1,482
At 31 December	46,599	48,274

During the year ended 31 December 2022, allowance for impairment loss amounting to US$1,651,000 (2021: US$4,505,000) was made in respect of the Company’s investments in certain subsidiaries to reduce the carrying value of the investments to recoverable amounts based on the net asset value of respective subsidiaries, which approximate their fair value less costs to sell.

Details of the subsidiaries are as follows:

Name of subsidiaries	Principal activities	Country of incorporation	Percentage ownership interest
			2022	2021
			%	%
Held by the Company

GigaMedia International Holdings Limited	Holding company	British Virgin Islands	100	100

GIGM Corporation	Holding company	Cayman Islands	100	100

Held by GigaMedia International Holdings Limited

Cambridge Entertainment Software Limited	Holding company	British Virgin Islands	100	100

GigaMedia (HK) Limited	Holding company	Hong Kong	100	100

GigaMedia Online Entertainment Corp.	Holding company	Cayman Islands	100	100

GigaMedia (Cayman) Limited.	Holding company	Cayman Islands	100	100

Held by FunTown World Limited

FunTown Hong Kong Limited	Online games	Hong Kong	100	100

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

7 Subsidiaries (cont’d)

Name of subsidiaries	Principal activities	Country of incorporation	Percentage ownership interest
			2022	2021
			%	%
Held by GigaMedia Online Entertainment Corp.

FunTown World Limited	Holding company	British Virgin Islands	100	100

GigaMedia Freestyle Holdings Limited	Holding company	British Virgin Islands	100	100

Megabiz Limited	Holding company	British Virgin Islands	100	100

Held by GigaMedia (Cayman) Limited.

Hoshin GigaMedia Center Inc.	Online games	Taiwan	100	100

Giga Development Corporation	Holding company	Taiwan	100	100

GigaMedia Cloud Services Co., Ltd.	Cloud computing services	Taiwan	100	100

8
Other investment

	Group and Company
	2022	2021
	US$’000	US$’000
Financial asset at FVTPL
– Debt instrument (unquoted)	7,950	8,132
– Equity instrument (unquoted)	2,371	2,190
	10,321	10,322

– Current	7,950	-
– Non-current	2,371	10,322
	10,321	10,322

Balance at beginning of year	10,322	10,000
Fair value gain in profit or loss	1,068	261
Gain on deemed disposal in profit or loss	–	46
Effect of movement in exchange rate	(1,069)	15
Balance at end of year	10,321	10,322

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

8 Other investment (cont’d)

On 31 August 2020, the Company entered into a convertible note purchase agreement to purchase a US$10 million (NTD295 million) principal amount of convertible promissory note (the “Note”) issued by the investee, a global company primarily engaged in designing, manufacturing, processing and sales of intellectual robotics. The Note bears interest rate of 2% per annum and shall be due on 30 August 2022 but was extended to 30 August 2023 at the investee’s option. The Note is convertible into common shares at a price of US$3.00 per share, subject to certain adjustments, and shall be automatically converted upon certain conditions outlined in the purchase agreement. On 30 December 2021, the Company received 735,835 shares of the Series B preferred shares issued by such investee by converting 20% of the US$10 million principal amount of the Note. The conversion was exercised in accordance with the right under the Note and was in the amount of US$2,000,000 at the conversion price of US$2.718 per share. After the conversion, the outstanding principal amount under the Note is US$8 million.

In 2021, the Company recognised gains of US$125,000 on disposal of other investments, consisting of a gain of US$79,000 on the disposal of a financial asset at FVTPL that has been fully impaired in prior years, and a gain of US$46,000 on the deemed disposal arising from the partial conversion of the aforementioned promissory note into the preferred shares.

9
Other assets

		Group	Company
	Note	2022	2021	2022	2021
		US$’000	US$’000	US$’000	US$’000

Refundable deposits		191	211	–	–
Prepaid licensing and royalty fees		202	60	–	–
Prepaid pension assets	14	142	83	–	–
Others		374	214	373	213
		909	568	373	213
Less: Impairment loss on prepaid licensing and royalty fees		(25)	(25)	–	–
		884	543	373	213

Non-current assets		334	508	–	213
Current assets		550	35	373	–
		884	543	373	213

Assessment of impairment of prepaid licensing and royalty fees

The Group recorded prepaid licensing and royalty fees of US$202,000 (2021: US$60,000) arising from the purchase of licences for its online games for subsequent financial periods.

At the reporting date, the impairment charge for prepaid licensing and royalty fees relates to certain licensed online games, which the carrying amounts of the related assets were determined not to be recoverable based on their expected life cycle and the forecasted sales.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

10
Trade and other receivables

	Group		Company
	2022	2021	2022	2021
	US$’000	US$’000	US$’000	US$’000
Trade receivables
- third parties	200	267	–	–
Less: Allowance for doubtful receivables	(1)	(2)	–	–
	199	265	–	–
Other receivables
due from subsidiaries	–	–	1,493	1,424
Prepayments	60	401	–	330
Others	137	155	–	–
	396	821	1,493	1,754

Trade balances

The trade amounts are unsecured, interest-free and with an average credit period of 30 days (2021: 30 days).

Loss allowance for trade receivables has been measured at an amount equal to lifetime ECL. The ECL on trade receivables are estimated by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate.

A trade receivable is written off when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings. None of the trade receivables that have been written off is subject to enforcement activities.

The following is an aged analysis of trade receivables at the end of the reporting period, net of loss allowance for trade receivables:

	Group
	2022	2021
	US$’000	US$’000

Current	186	246
Past due 0 – 90 days	12	17
Past due 91 – 180 days	–	1
More than 180 days	1	1
	199	265

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

10 Trade and other receivables (cont’d)

The table below shows the movement in loss allowance for trade receivables:

	Group
	2022	2021
	US$’000	US$’000

Balance at 1 January	2	1
Charge to profit or loss	2	7
Written off	(3)	(6)
Balance at 31 December	1	2

Other receivables and amounts due from subsidiaries

The non-trade amounts due from subsidiaries are unsecured, interest-free and repayable on demand.

For purpose of impairment assessment, other receivables and amounts due from subsidiaries are considered to have low credit risk as they are not due for payment at the end of the reporting period and there has been no significant increase in the risk of default on the receivables since initial recognition.

Management estimates the loss allowance on other receivables at an amount equal to 12-month ECL, taking into account the historical default experience, current financial conditions of the counterparties and subsidiaries and the future prospects of the industry of each counterparty and subsidiary.

Based on the assessment, management is of the view that the ECL is insignificant as the credit risk of the counterparties and subsidiaries are low.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

11
Cash and cash equivalents

	Group		Company
	2022	2021	2022	2021
	US$’000	US$’000	US$’000	US$’000

Bank balances	38,794	41,455	298	785
Short-term deposits	313	306	–	–
	39,107	41,761	298	785

Less: Restricted cash	(313)	(306)
Cash and cash equivalents in the statement of cash flows	38,794	41,455

The weighted average effective interest rate per annum relating to the fixed deposits at the reporting date for the Group is 4.2% (2021: 0.18%). Depending on the terms of the deposit, interest rates reprice every half-yearly and yearly.

In 2022, restricted cash amounting to US$313,000 (2021: US$306,000) relates to deposits pledged for unutilised game point cards and the credit line for a corporate credit card.

12
Share capital

	2022	2021
	No. of shares
	’000	’000
Group and Company

In issue at 1 January and 31 December	11,052	11,052

All issued shares are fully paid, with no par value.

(i)
Ordinary shares

The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company.

(ii)
Capital management

The Group’s primary objective when managing capital is to safeguard the Group’s ability to continue as a going concern while looking for appropriate opportunities to expand its business. In order to do so, the Group may obtain new borrowings or issue new shares.

The Group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholder returns, taking into consideration the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities. The Group currently does not adopt any formal dividend policy.

There were no changes in the Group’s approach to capital management during the year.

The Group is not subject to externally imposed capital requirements.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

13
Reserves

	Group		Company
	2022	2021	2022	2021
	US$’000	US$’000	US$’000	US$’000

Share option reserve	12,863	12,863	12,863	12,863
Statutory reserve	1,516	1,516	–	–
Foreign currency translation reserve	(21,242)	(21,020)	(13,134)	(8,885)
	(6,863)	(6,641)	(271)	3,978

Share option reserve

Employee share options represent the equity-settled share option granted to employees and executive director of the Group. The reserve is made up of the cumulative value of services received from employee and executive directors recorded over the vesting period commencing from the grant date of share options, and is reduced by the expiry or exercise of the share options. The details of the share options are disclosed as follows:

2004 Employee Share Option Plan

At the June 2004 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to 1.4 million common shares of our Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of our Company are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2004 Plan is 10 years. The 2004 Plan has lapsed in June 2014.

2006 Equity Incentive Plan

At the June 2006 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2006 Equity Incentive Plan (the “2006 Plan”) under which up to 200 thousand common shares of our Company have been reserved for issuance. The 2006 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2006 Plan. The maximum contractual term for the options under the 2006 Plan is 10 years. The 2006 Plan has lapsed in June 2016.

2007 Equity Incentive Plan

At the June 2007 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to 400 thousand ordinary shares of the Company have been reserved for issuance. The 2007 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan. The maximum contractual term for the options under the 2007 Plan is 10 years. The 2007 Plan has lapsed in June 2017.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

13 Reserves (cont’d)

Summarised below are the general terms of its share-based compensation plans as of
31 December 2022.

Date granted	Balance at beginning of year	Granted during the year	Expired/ forfeited during the year	Balance at end of year	Options’ exercise price	Exercise period
	’000	’000	’000	’000	US$

05.01.2012	4	–	(4)	–	$4.05	05.01.2012 - 05.01.2022
28.10.2013	4	–	–	4	$5.05	28.10.2013 - 28.10.2023
28.03.2014	25	–	–	25	$7.15	28.03.2014 - 28.03.2024
05.05.2017	4	–	–	4	$2.90	05.05.2017 - 05.05.2027
	37	–	(4)	33

All options are expected to be settled by issuing new shares. At the end of the financial year, details of the options granted are as follow:

	Number of outstanding share options
Range of exercise price	At beginning of the year	Granted during the year	Expired/ forfeited during the year	Exercised during the year	At end of the year	Weighted average remaining exercise period
	’000	’000	’000	’000	’000
2022
Under US$5	8	–	(4)	–	4	4.35 years
US$5–US$50	29	–	–	–	29	1.18 years
	37	–	(4)	–	33
2021
Under US$5	8	–	–	–	8	2.68 years
US$5–US$50	41	–	(12)	–	29	2.18 years
	49	–	(12)	–	37

The options are exercisable at the end of the year.

The Company has used the Black-Scholes option-pricing model to derive the fair value of share options granted to employees on the grant date. There was no share option granted in 2022 and 2021.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

13 Reserves (cont’d)

Statutory reserves

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10% of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of 31 December 2022 and 2021, the legal reserves of Hoshin GigaMedia Center Inc. (“Hoshin GigaMedia”), were US$1.5 million and US$1.5 million respectively. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50% of the reserve balance when the reserve balance has reached 50% of the aggregate paid-in capital of Hoshin GigaMedia.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

14
Prepaid pension assets

The Group has defined benefit and defined contribution pension plans that covered substantially all of the Group’s employees.

Defined benefit pension plan

In accordance with the Labor Standards Law of the Republic of China, the Group has a defined benefit pension plan for its employees in Taiwan. The pension plan covers substantially all full-time employees for services provided prior to 1 July 2005, and employees who have elected to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on
1 July 2005. Under the defined benefit pension plan, employees are entitled to twice the monthly salary for each year of service for the first 15 years, and an additional one month for every additional year of service, up to a maximum of 45 months. The pension payment to employees is computed based on the average monthly salary for the six months prior to approved retirement.

The Group has contributed an amount equal to 2 percent of the salaries and wages paid to all qualified employees located in Taiwan to a pension fund (the “Fund”). The Fund is administered by a pension fund monitoring committee (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan. The Group makes pension payments from its account in the Fund unless the Fund is insufficient, in which case the Group makes payments from internal funds as payments become due. The Group seeks to maintain a normal, highly liquid working capital balance to ensure payments are made timely.

The following provides fund status of the plan and a reconciliation of employee benefits.

	Group
	2022	2021
	US$’000	US$’000

Fair value of plan assets	(463)	(473)
Projected benefit obligation	321	390
Other assets – prepaid pension assets	(142)	(83)

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

14 Prepaid pension assets (cont’d)

Expense recognised in profit or loss
	Group
	2022	2021
	US$’000	US$’000

Curtailment gain	–	–
Net interest on net defined benefit liability	–	(1)
Employee benefits	–	(1)

Movement in the present value of the defined benefit obligations

Projected benefit obligation at 1 January	390	385
Interest cost	3	3
Actuarial loss	(34)	(9)
Effect of movement in exchange rate	(38)	11
Defined benefit obligation at 31 December	321	390

Movement in the fair value of plan assets

Fair value of plan assets at 1 January	473	452
Expected return on plan assets	3	3
Actuarial gains	34	5
Currency translation difference	(47)	13
Fair value of plan assets at 31 December	463	473

Return on plan assets

Expected return on plan assets	3	3
Actuarial gains	34	5
Actual return on plan assets	37	8

Assets Categories

Cash	100%	100%

Actuarial assumptions

Weighted-average assumptions used to determine defined benefit obligations as at 31 December 2022 and 2021 were as follows:

	2022	2021

Discount rate	1.75%	0.75%
Rate of compensation increase	2.00%	2.00%

The Group does not expect to make any contribution to the Fund in 2022. The Group expects to make benefit payments of US$5,000 from 2023 to 2027 and US$66,000 from 2028 to 2032.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

14 Prepaid pension assets (cont’d)

Defined contribution pension plan

The Group has provided defined contribution plans for employees located in Taiwan and Hong Kong. Contributions to the plans are expensed as incurred.

Taiwan

Pursuant to the new “Labor Pension Act” enacted on 1 July 2005, the Group set up a defined contribution pension plan for its employees located in Taiwan. For eligible employees who elect to participate in the defined contribution pension plan, the Group contribute no less than 6% of the employees’ salaries and wages paid each month, up to the maximum amount of NT$9,000 (approximately US$293 per individual), to the employees’ individual pension accounts at the Bureau of Labor Insurance. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

Hong Kong

According to the relevant Hong Kong regulations, the Group provides a contribution plan for the eligible employees in Hong Kong. The Group must contribute at least 5 percent of their total salaries, up to the maximum amount of HK$1,500 (approximately US$192 per individual), to their individual contribution accounts of the authorities monthly. After the termination of employment, the benefits still belong to the employees in any circumstances.

The total amount of defined contribution pension expenses pursuant to defined contribution plans for the years ended 31 December 2022 was US$167,000 (2021: US$193,000).

15
Lease liabilities

	Group
	2022	2021
	US$’000	US$’000

Maturity analysis:
Year 1	455	537
Year 2 to 5	907	1,510
	1,362	2,047
Less: Future finance charges	(29)	(60)
	1,333	1,987

Analysed as:
Current	440	537
Non-current	893	1,450
	1,333	1,987

Lease liabilities were measured at the present value of the remaining lease payments, discounted using lessee’s incremental borrowing rate. As at 31 December 2022, the weighted average incremental borrowing rate applied to the lease liabilities ranged between 1.44% to 2.8% (2021: 1.44% to 2.8%).

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

16
Trade and other payables

	Group		Company
	2022	2021	2022	2021
	US$’000	US$’000	US$’000	US$’000

Trade payables	53	118	–	–
Accrued expenses	1,151	1,435	249	193
Other payables	176	246	–	–
Amount due to subsidiaries	–	–	10,467	10,541
Trade and other payables	1,380	1,799	10,716	10,734

The amounts due to subsidiaries are unsecured, interest-free and repayable on demand except for advances made to subsidiaries amounting to US$10,000,000 (2021: US$10,000,000) which are unsecured, bear interest at 2% (2021: 2%) per annum and both principal and interest are repayable in full in August 2022 as the initial term, and the term may be renewed automatically on a yearly basis unless either party give the other party written notice of non-renewal prior at least 30 days prior to the expiration of the initial term or any renewal term.

17
Contract liabilities

Contract liabilities represent proceeds received from the sale of virtual points and in-game virtual items which have not been consumed by the users or expired. Contract liabilities are credited to profit or loss and recognised as revenue when the virtual points and virtual in-game items are consumed or expired.

18
Revenue

	Group
	2022	2021
	US$’000	US$’000

Digital entertainment service revenue*	5,585	5,492

* Included in the digital entertainment service revenue is revenue from sale of virtual points amounted to US$2.1 million (2021: US$2.9 million). The digital entertainment service revenue is recognised over time.

As at 31 December 2022, there are unsatisfied performance obligations amounting to US$1,055,000 (2021: US$880,000).

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

19
Other operating expenses

	Group
	2022	2021
	US$’000	US$’000

Allowance for doubtful receivables	2	7

20
Net finance (expenses) income

	Group
	2022	2021
	US$’000	US$’000
Finance income
Interest income	718	252

Finance expenses
Interest expense on lease liabilities	(24)	(27)

Net finance income	694	225

21
Income tax

The income tax credit varied from the amount of income tax credit determined by applying the Singapore income tax rate of 17% to loss before income tax as a result of the following differences:

	Group
	2022	2021
	US$’000	US$’000

Reconciliation of effective tax rate

Loss before tax	(2,091)	(3,161)

Tax calculated at 17% (2021: 17%)	355	538
Effect of tax rates in foreign jurisdictions	109	42
Non-deductible expenses	(157)	(11)
Current year losses for which no deferred tax asset was recognised	(312)	(575)
Others	5	6
	–	–

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

21 Income tax (cont’d)

As at 31 December 2022, the Group has tax losses carried forward, available to offset against future taxable income, the natures and jurisdictions of which were summarised as follows:

	2022		2021
Jurisdiction	Amount (US$’000)	Expiring year	Amount (US$’000)	Expiring year

Hong Kong	15,330	Indefinite	16,256	Indefinite
Taiwan	41,287	2023-2032	43,358	2022-2031

Deferred tax assets relating to unutilised tax losses has not been recognised due to the unpredictability of future profit streams. Consequently, the Group did not recognise deferred tax assets of US$11,880,000 (2021: US$13,686,000).

22
Loss for the year

Other than those disclosed elsewhere in the financial statements, the following items have been included in arriving at loss for the year:

	Group
	2022	2021
	US$’000	US$’000

Employee benefits expense (see below)	3,706	4,236
Amortisation charge on intangible assets	9	9
Amortisation charge on lease right-of-use assets	489	415
Depreciation of property, plant and equipment	24	12
Loss on disposal of property, plant and equipment	3	–
Fair value gain on financial assets at FVTPL	(1,068)	(261)
Gain on disposal of financial asset at FVTPL	–	(125)

Employee benefits expense
Wages and salaries	3,458	3,985
Employee expense relating to defined benefit and contribution pension plans	244	192
Termination benefits	4	59
	3,706	4,236

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

23
Related parties

Share options granted to key management

As at the end of the financial year, the total outstanding number of share options granted to key management of the Group was 12,000 (2021: 16,000).

Transaction with key management personnel

Key management personnel of the Group are those persons having the authority and responsibility for planning, directing and controlling the activities of the entity. The directors are considered as key management personnel of the Group.

Key management personnel compensation comprised:

	Group
	2022	2021
	US$’000	US$’000

Wages and salaries	387	388
Director fee	135	135
Other benefits	41	41
	563	564

Other related party transactions

There are no significant related party transactions during 2022 and 2021.

24
Financial instruments

(a) Categories of financial instruments

The following table sets out the financial instruments as at the end of the reporting period:

	Group		Company
	2022	2021	2022	2021
	US$’000	US$’000	US$’000	US$’000

Financial asset at FVTPL	10,321	10,322	10,321	10,322
Financial assets at amortised cost	39,991	42,606	2,163	2,539

Financial liabilities at amortised cost	1,307	1,799	10,717	10,734
Lease liabilities	1,333	1,987	–	–

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

24 Financial instruments (cont’d)

(b) Financial risk management

The Group has exposure to the following risks from its use of financial instruments:

•
Credit risk
•
Liquidity risk
•
Market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board has established the Audit Committee, which is responsible for overseeing the Group’s risk management policies. The Audit Committee reports regularly to the Board of Directors on its activities.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

Credit risk

The customers of the Group settle the payments in accordance with one of the following ways:

(1) by bank transfer or credit card and (2) by advanced payment. The Group is subject to credit risk only for those receivables with credits granted.

None of the Group’s customers accounted for over 10 percent of the Group’s revenue in 2022 and 2021 or of the balance of trade receivables as of 31 December 2022 and 2021.

The credit risk of the Group’s and the Company’s financial assets, which comprise bank deposits and trade and other receivables, represents the maximum exposure to credit risk is the carrying amounts of these instruments.

Cash and cash equivalents are held with reputable financial institutions.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

24 Financial instruments (cont’d)

(b) Financial risk management (cont’d)

For trade related balances, the Group has applied the simplified approach in FRS 109 to measure the loss allowance at lifetime ECL. The Group determines the expected credit losses on these items based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions. Note 10 includes further details on the loss allowance for the trade receivables.

For non-trade related balances, the Group has established a policy to perform an assessment as at 31 December 2022 and 2021, of whether a financial instrument’s credit risk has increased significantly since initial recognition, by considering the change in the risk of default occurring over the remaining life of the financial instrument. The Group groups its other receivables into Stage 1, Stage 2 and Stage 3, as described below:

Stage 1 When other receivables are first recognised, the Group recognised an allowance based on 12 months’ ECL.

Stage 2 When other receivables have shown a significant increase in credit risk since origination, the Group records an allowance for the lifetime ECLs.

Stage 3 Other receivables considered credit-impaired. The Group records an allowance for the lifetime ECLs.

Management also makes periodic collective assessments for other receivables (including amounts due from subsidiaries) as well as individual assessment on the recoverability of other receivables based on historical settlement records, past experience and other factors. The Group classified other receivables in stage 1 and continuously monitored their credit risk.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

Except for the lease liabilities, amounts due to subsidiaries and financial assets at FVTPL, the Group’s and Company’s financial assets and liabilities are due on demand or within one year from the end of the reporting period.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income of the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising returns.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

24 Financial instruments (cont’d)

(b) Financial risk management (cont’d)

Foreign currency risk

The Group holds some assets or liabilities in foreign currency other than functional currency and the value of these assets and liabilities are mainly subject to foreign currency risks resulting from fluctuations in exchange rates between the US dollar (USD) and the functional currency.

The Group’s and Company’s exposures to foreign currencies in US dollar equivalent are as follows:

	Group		Company
	2022	2021	2022	2021
	US$’000	US$’000	US$’000	US$’000
Group
Financial assets
USD	11,514	11,510	12,483	13,074

Financial liabilities
USD	289	–	10,717	10,267

Sensitivity analysis

The following table details the Group’s and Company’s sensitivity to a 10% increase and decrease in the USD against the relevant functional currencies. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates.

If the USD weakens by 10% against the functional currency of each group entity, profit before tax will decrease (increase by):

	Group		Company
	2022	2021	2022	2021
	US$’000	US$’000	US$’000	US$’000
Group
USD	1,123	1,151	177	281

If the USD strengthens by 10% against the functional currency of each group entity, profit before tax will increase (decrease) by the same amount above.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Group’s and Company’s financial instruments will fluctuate because of changes in market interest rates. The Group and Company are not exposed to significant interest rate risk.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

24 Financial instruments (cont’d)

(c) Fair values of financial assets and financial liabilities

The fair values of current financial assets and liabilities approximate the carrying amounts of those assets and liabilities reported in the statement of financial position due to the relatively short-term maturity of these financial instruments, except for financial asset at FVTPL as disclosed in Note 8 to the financial statements.

The table below analyses financial instrument carried at fair value by valuation method.

	Total	Level 1	Level 2	Level 3
	US$’000	US$’000	US$’000	US$’000
Group and Company
2022
Financial assets at FVTPL	10,321	–	–	10,321
2021
Financial assets at FVTPL	10,322	–	–	10,322
The following table gives information about how the fair value of the financial assets at FVTPL is determined:

Calculation date: 31 December 2022
Valuation technique	Significant unobservable input	Rate	Changes of Fair Value (in US$ thousands)
			If the Rate of Input changes by -1%	If the Rate of Input changes by +1%
The discounted cash flow analysis to estimate the enterprise value, and then the option pricing method to allocate equity value among various classes of stakeholders.	Discount rate for future cash flows	38.5%	Debt instrument +$372 Equity instrument +$175	Debt instrument -$262 Equity instrument -$170
	Discount for lack of marketability (“DLOM”)	Debt instrument From 4.0% to 12.0% for different scenarios Equity instrument From 6.0% to 12.0% for different scenarios	Debt instrument +$93 Equity instrument +$26	Debt instrument -$93 Equity instrument -$25
	Volatility	From 28% to 31.0% for different scenarios	Debt instrument +$23 Equity instrument +$16	Debt instrument +$24 Equity instrument -$10

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

24 Financial instruments (cont’d)

(c) Fair values of financial assets and financial liabilities (cont’d)

Calculation date: 31 December 2021
Valuation technique and key input	Significant unobservable input	Rate	Sensitivity of the Input to Fair Value
Backsolve method was used to establish the enterprise value, and the option pricing method was used to allocate the portion of the security value	Discount for lack of marketability (“DLOM”)	Debt instrument From 9.0% to 18.0% for different scenarios Equity instrument From 11.0% to 18.0% for different scenarios

Debt instrument

If the DLOM was 1% higher/lower, the carrying amount would decrease/increase by US$93,000.

Equity instrument

If the DLOM was 1% higher/lower, the carrying amount would decrease/increase by US$26,000.

	Volatility	36.0%

Debt instrument

If the volatility was 1% higher/lower, the carrying amount would decrease/increase by US$9,000

Equity instrument

If the volatility was 1% higher/lower, the carrying amount would decrease/increase by US$13,000

When estimating the value of the early stage enterprise, if there was a recent financing transaction, the backsolve method under market approach was used for inferring the enterprise value implied by the recent financing transaction. The backsolve method involves selecting the future scenarios available to the enterprise, making assumptions for the expected time to liquidity, volatility and risk-free rate, calibrating the allocation of value within those scenarios and the probabilities for each scenario , and then solving for the enterprise value, such that value for the most recent financing equals the amount paid for the subscribed share category. Market and the issuer’s company operating conditions are then considered between the recent transaction date and subsequent measurement dates.

In the absence of observable market prices or a recent financing transaction, we obtained sufficient financial and operational information from the issuer’s company, using the income approach as our primary method, which reflects the close relationship between the future cash generating ability of the issuer’s company and respective enterprise value. As the issuer’s company was still at its early stage of development with limited historical track record, market multiples were conducted for supplementary reference only.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

24 Financial instruments (cont’d)

(c) Fair values of financial assets and financial liabilities (cont’d)

The derived enterprise value was then served as a reasonable basis for the subsequent equity value allocation exercise to estimate the portion assignable to the issuer’s convertible note and respective share categories as of the measurement date by applying a hybrid method of Probability Weighted Expected Return Method (“PWERM”) and Option Pricing Method (“OPM”). Such hybrid method estimates the probability weighted value across multiple scenarios, using OPM to estimate the allocation of value within one or more of those scenarios.

25
Segment information

Business segments

For the reportable segment, the Group’s chief operating decision maker reviews internal management reports on at least a quarterly basis. Management assesses the performance of the Group’s operations based on the profit before income tax, total assets and total liabilities which are measured in a manner consistent with that of the consolidated financial statements. The following summary describes the operations in the Group’s reportable segments:

Digital entertainment service:	The development and licensure of digital entertainment products and services and other investments

Major Customers

No single customer represented 10 percent or more of the Group’s total revenue in 2022 and 2021.

Geographic Information

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of revenue sources. Segment assets are based on the geographical location of the assets.

	2022	2021
	US$’000	US$’000
Revenue

Taiwan	2,427	3,050
Hong Kong	3,158	2,442
Total	5,585	5,492

Non-current assets

Taiwan	4,099	12,775
Hong Kong	34	126
	4,133	12,901

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2022

26
Contingent liability

On 15 January 2018, Ennoconn Corporation (“Ennoconn”) filed a complaint against one of our subsidiaries, GigaMedia Cloud Services Co., Ltd. (“GigaMedia Cloud”) in the Taiwan Taipei District Court. The complaint alleged that GigaMedia Cloud is obligated to pay Ennoconn NTD 79,477,000 (approximately $2,588,000) in connection with a transaction to purchase taximeters in 2015. GigaMedia Cloud filed an answer to the complaint denying Ennoconn’s allegations in the lack of factual and legal basis on 1 March 2018. On 15 November 2018, the Taiwan Taipei District Court determined that all of Ennoconn’s claims were without merit and made a judgment denying the complaint.

On 3 January 2019, Ennoconn filed an appeal demanding the judgment which was entered in the District Court, to be reversed and amended. The civil court of the second instance, the Taiwan High Court, has conducted the session of the preparatory proceedings for several times during 2019. As a result, the Taiwan High Court ruled on 8 January, 2020, that the decision of the Taiwan Taipei District Court should be partially modified and Ennoconn is entitled to NTD 27,084,000 (approximately $882,000). GigaMedia Cloud has filed another appeal with the Taiwan Supreme Court on 4 February 2020.

On 5 May 2021, the Taiwan Supreme Court revoked the previous ruling of the Taiwan High Court, and sent the case back to the Taiwan High Court for a retrial. Under the Taiwan Supreme Court’s ruling, the appeal made by Ennoconn should be reviewed by the Taiwan High Court by following the instructions of the Taiwan Supreme Court.

On 18 May 2022, the Taiwan High Court found such appeal meritless and made a civil judgment denying the complaint by Ennoconn. On 15 June 2022, Ennoconn filed an appeal and demanded that the Taiwan Supreme Court reverse this civil judgment and remand the case to the Taiwan High Court. On 22 February 2023 the Taiwan Supreme Court revoked the previous ruling of the Taiwan High Court, and sent the case back to the Taiwan High Court for a retrial. On 21 April 2023, we made a court appearance before the Taiwan High Court for the preliminary proceeding. As of the issuance date of the consolidated financial statements, the Taiwan High Court has not made any further decisions.

GigaMedia Cloud accrued its best estimate for the ultimate resolution of this claim. On the other hand, pursuant to Taiwan’s Company Act, the shareholder of GigaMedia Cloud is limitedly liable for GigaMedia Cloud in an amount equal to the total value of shares subscribed. Therefore, we believe that the immediate parent company, the intermediate parent companies, as well as GigaMedia, the ultimate parent company, individually or collectively do not have obligations to absorb GigaMedia Cloud’s loss exceeding GigaMedia Cloud’s net worth of approximately US$100,000, the impact to the Group will be capped at approximately US$100,000 accrued by the Group and accordingly, it will not have a material adverse impact on our financial condition, results of operations or cash flows.